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10035378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Genesis Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road NE, Suite 700
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy Ellis (404) 816-7538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti and Wynne, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	Atlanta	Georgia	303[illegible]
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Genesis Capital, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL, FINOP + CFO

Title

Notary Public


SARA CROW
NOTARY PUBLIC
Cobb County
State of Georgia
My Comm. Expires September 17, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HA&W

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
Genesis Capital, LLC

We have audited the accompanying statement of financial condition of GENESIS CAPITAL, LLC (a limited liability company) as of December 31, 2009, and the related statements of operations and changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GENESIS CAPITAL, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 14 through 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 24, 2010

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

GENESIS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets	
Cash and cash equivalents	$ 221,354
Accounts receivable, net of allowance for doubtful accounts of $0	29,687
Prepaid expenses	7,421
Total current assets	258,462
Furniture, fixtures and equipment, at cost	
Computers	32,278
Furniture and fixtures	63,645
	95,923
Accumulated depreciation	(95,923)
	0
Other assets	
Deposits	8,675
	$ 267,137

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable	$ 10,558
Accrued expenses	11,023
Total current liabilities	21,581
Members' equity	245,556
	$ 267,137

See auditors' report and accompanying notes

GENESIS CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	$ 586,155
General and administrative expenses	638,512
Net loss	$ (52,357)

See auditors' report and accompanying notes

GENESIS CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Contributed Capital	Accumulated Deficit	Total
Balances, January 1, 2009	$ 130,002	$ (77,861)	$ 52,141
Net assets of Genesis Capital, LLC at the merger date	245,772	0	245,772
Net loss	0	(52,357)	(52,357)
Balances, December 31, 2009	$ 375,774	$ (130,218)	$ 245,556

See auditors' report and accompanying notes

GENESIS CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities	
Net loss	$ (52,357)
Adjustments to reconcile net loss to net cash used by operating activities:	
Accounts receivable	(29,687)
Prepaid assets	(2,133)
Other assets	(8,676)
Accounts payables	10,559
Accrued expenses	11,023
Total adjustments	(18,914)
Cash used by operating activities	(71,271)
Cash flows from financing activities	
Net assets assumed from merger	245,772
Net increase in cash and cash equivalents	174,501
Cash and cash equivalents, beginning of the year	46,853
Cash and cash equivalents, end of year	$ 221,354

See auditors' report and accompanying notes

Note A
Summary of Significant Accounting Policies

General:

G. C. Securities, LLC was formed as a single member limited liability company in Georgia in April 2003. The Company was a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

As of January 1, 2009, Genesis Capital, LLC (the Parent) was the sole member of G. C. Securities, LLC (the Subsidiary).

On November 18, 2009, the Parent merged with the Subsidiary, and upon merger the Parent was immediately dissolved and the surviving entity assumed the operating name of "Genesis Capital, LLC" (the Company).

The current state of the economy and securities markets may have adverse implications to the financial services industry. The contraction of the economy and securities markets may also adversely affect the Company's future operations.

The Company does not maintain customer accounts.

Accounting Standards Codification:

The Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") became the sole authoritative source of generally accepted accounting principles in the United States for periods ending after September 15, 2009. The FASB ASC incorporates all authoritative accounting literature previously issued by a standard setter. Adoption of the FASB ASC had no effect on the Company's financial position, results from operations, member's equity or cash flows.

Cash and Cash Equivalents:

For the purpose of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at several financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Note A
Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not pay income taxes. All income and losses are passed through to the sole member to be included on the sole member's tax return.

Due to a required change in the applicable accounting standards, the Company adopted a new recognition threshold for income tax benefits arising from uncertain income tax positions effective January 1, 2009. Upon adoption of the new standard and in all subsequent periods, a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. Adoption of the new standard had no impact on our financial position or results of operations.

The Company is no longer subject to income tax examinations for calendar years up to and including 2005.

Accounts Receivable - Trade:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value:

In specific circumstances, certain assets and liabilities are reported or disclosed at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Company's principal market for such transactions. If the Company has not established a principal market for such transactions, fair value is determined based on the most advantageous market.

Valuation inputs used to determine fair value are arranged in a hierarchy that categorizes the inputs into three broad levels which are as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 inputs are directly or indirectly observable valuation inputs for the asset or liability, excluding Level 1 inputs.
- Level 3 inputs are unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, accounts payable, and accrued expenses, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Revenue Recognition:

Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on the offering date and when the income is reasonably determinable.

Note A
Summary of Significant Accounting Policies (Continued)

Furniture, Fixtures and Equipment:

Furniture, fixtures and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of furniture, fixtures and computers is computed using accelerated methods which differ from generally accepted accounting principles; however such differences are immaterial. Depreciation is spread over the estimated useful lives of the assets, which are as follows:

Computers	3 years
Furniture and fixtures	5 years

During the year ended December 31, 2009, depreciation expense was $0.

Guaranteed Payments to Members:

Guaranteed payments to equity and income members that are intended as compensation for services rendered are accounted for as company expenses rather than as allocations of company net income. Guaranteed payments that are intended as payments on capital accounts are not accounted for as expenses of the Company, but rather as part of the allocation of net income.

During the year ended December 31, 2009, guaranteed payments totaling $116,500 were recorded as compensation expense.

Impairment of Long-Lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to their fair value, which is normally determined through analysis of the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets.

Note B
Merger

On November 18, 2009, G.C. Securities, LLC merged with Genesis Capital LLC. The accompanying financial statements include the operations of G.C. Securities, LLC and Genesis Capital LLC from January 1, 2009 to December 31, 2009.

The unaudited condensed balance sheet of Genesis Capital LLC as of the date of merger is as follows:

Current assets	
Cash and cash equivalents	$ 221,075
Accounts receivables, net	14,056
Prepaid expenses	4,914
Total current assets	240,045
Furniture, fixtures and equipment, at cost	
Computers	32,278
Furniture and fixtures	63,645
	95,923
Accumulated depreciation	(95,923)
Other assets	10,758
Total assets	$ 250,803
Current liabilities:	
Account payables	$ 21,394
Accrued expenses	24,141
	45,535
Members' Equity:	205,268
Total liabilities and members' equity	$ 250,803

Note B
Merger (Continued)

The unaudited condensed statement of operations for Genesis Capital LLC from January 1, 2009 to November 18, 2009 is as follows:

Revenues	$ 434,110
General and administrative expenses	474,613
Net Loss	$ (40,503)

Note C
Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and shall not be less than $5,000. At December 31, 2009, the Company had net capital of $199,773, which was $194,773 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.11 to 1.

Note D
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note E
Operating Leases:

The Company leases office space under noncancelable operating lease agreements expiring in September 2010.

At December 31, 2009, future minimum lease payments under noncancelable operating leases were as follows:

Year Ending December 31,	Amount
2010	$ 82,031

Note F
Employee Retirement Plans:

The Company sponsors an employee retirement plan known as the Genesis Capital, LLC 401(k) Plan. Under the plan, employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service. The Company makes a special safe harbor contribution equal to 3% of the employee's compensation. Additionally, the Sponsor may make a discretionary contribution to the Plan. The employer contributions vest immediately. Participant contributions are always 100% vested.

Safe harbor contributions made by the Company for the year ended December 31, 2009 were $22,387. No discretionary contributions were made for the year ended December 31, 2009.

Note G
Subsequent Events

The Company evaluated subsequent events through February 24, 2010, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Genesis Capital, LLC F/K/A G.C. Securities, LLC** as of **12/31/09**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 245,556	3480
2. Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3. Total ownership equity qualified for Net Capital			245,556	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 245,556	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 45,783	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(45,783)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			20 $ 199,773	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	18	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	0	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(0)	3740
10. Net Capital			$ 199,773	3750

30

OMIT PENNIES

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Genesis Capital, LLC F/K/A G.C. Securities, LLC** as of 12/31/09

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Box
11.	Minimum net capital required (6⅔% of line 19)		$ 1,438	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$ 5,000	3760
14.	Excess net capital (line 10 less 13)		$ 194,773	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22	$ 197,615	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Box	Amount	Box
16.	Total A.I. liabilities from Statement of Financial Condition				$ 21,581	3790
17.	Add:					
	A. Drafts for immediate credit	21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		$	3810		
	C. Other unrecorded amounts (List)		$	3820	$ 0	3830
18.	Total aggregate indebtedness				$ 21,581	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				% .11	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Box
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23	$	3880
23.	Net capital requirement (greater of line 21 or 22)		$	3760
24.	Excess capital (line 10 less 23)		$	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000		$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Genesis Capital, LLC F/K/A G.C. Securities, LLC**

For the period (MMDDYY) from **01/01/09** to **12/31/09**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period	$ 52,141	4240
	A. Net income (loss)	(52,357)	4250
	B. Additions (Includes non-conforming capital of **Net assets contributed from Genesis Capital, LLC** [4262])	245,772	4260
	C. Deductions (Includes non-conforming capital of $ [4272])		4270
2.	Balance, end of period (From item 1800)	$ 245,556	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	$	4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

See auditors' report

GENESIS CAPITAL, LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2009

	Net Capital	Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 199,242	$ 22,112	0.11
Additional expense accruals, revenue, expense, and other adjustments	531	(531)	
	$ 199,773	$ 21,581	0.11

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Genesis Capital, LLC** as of **12/31/09**

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See auditors' report



Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Genesis Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of GENESIS CAPITAL, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Atlanta, Georgia

February 24, 2010